CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1478
FAX (509) 747-1770

June 3, 2005

Securities and Exchange Commission
450 Fifth Avenue N.W.
Washington, D. C. 20549

RE: CTT International Distributors Inc.

Gentlemen:

Please be advised that, I have reached the following conclusions regarding the above offering:

1. CTT International Distributors Inc. (the "Company") is a duly and legally organized and existing Delaware state corporation, with its registered office located at 3511 Silverside Road, Suite 105, Wilmington, Delaware and its principal place of business located at 1145 West 7th Avenue, Vancouver, British Columbia, Canada V6H 1B5. The Articles of Incorporation and corporate registration fees were submitted to the Delaware Secretary of State's office and filed with the office on November 1, 2004. The Company's existence and form is valid and legal pursuant to the representation above.

2. The Company is a fully and duly incorporated Delaware corporate entity. The Company has one class of common stock at this time and is authorized to issue shares of preferred stock. Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common shares of stock. The common stock previously issued by the Company is in legal form and in compliance with the laws of the State of Delaware, and when such stock was issued it was fully paid for and non-assessable. The common stock to be sold under this Form SB-2 Registration Statement is likewise legal under the laws of the State of Delaware.

3. To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. I know of no disputes involving the Company and the Company has no claim, actions or inquires from any federal, state or other government agency, other than as set forth in the registration statement. I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

4. The Company's outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

Opinion 1

Securities and Exchange Commission
RE: CTT International Distributors Inc.
June 3, 2005

5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

6. All tax benefits to be derived from the Company’s operations shall inure to the benefit of the Company. Shareholders will receive no tax benefits from their stock ownership, however, this must be reviewed in light of the Tax Reform Act of 1986.

7. By directors’ resolution, the Company has authorized the issuance of up to 2,500,000 shares of common stock.

8. The Company's Articles of Incorporation presently provide the authority to the Company to issue 30,000,000 shares of common stock, $0.0001 par value per share and 5,000,000 shares of preferred stock, $0.0001 par value per share.

Therefore, the Board of Directors’ Resolution which authorized the issuance for sale of up to 2,500,000 shares of common stock was within the authority of the Company’s directors and the shares, when issued, will be validly issued, fully paid and non-assessable under Delaware law.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

Opinion 2